Marc Recht +1 617 937 2316 mrecht@cooley.com	VIA EDGAR

January 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast

Daniel Gordon

Re:	Renalytix plc

Form 20-F for the fiscal year ended June 30, 2021

Filed October 21, 2021

File number 001-39387

Ladies and Gentlemen:

This letter is submitted on behalf of Renalytix plc (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2021, filed on October 21, 2021 (the “20-F”), as set forth in the Staff’s letter dated January 24, 2022 (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 20-F to address the Staff’s comment in the Comment Letter.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Form 20-F filed October 21, 2021

Exhibits 12.1 and 12.2, page 11

1.

We note the introductory language in paragraph 4 of the certifications included in Exhibits 12.1 and 12.2 does not include reference to internal control over financial reporting. Your annual report on Form 20-F for the fiscal year ended June 30, 2021 represents your second annual report and therefore you are no longer within the transition period. Please file an amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification pursuant to Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has filed an Amendment No. 1 to the 20-F to include in the officer certifications provided in Exhibits 12.1 and 12.2 the reference to internal control over financial reporting in the introductory language of paragraph 4.

* * *

Please contact me at (617) 937-2316 or Madison Jones at (202) 728-7087 with any questions or further comments regarding the enclosed matters or our response to the Staff’s comment.

Sincerely,

/s/ Marc Recht
Marc Recht

cc:	James McCullough, Renalytix plc

O. James Sterling, Renalytix plc

Madison Jones, Cooley LLP